SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 11, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated February 10, 2005 announcing the appointment of Jean Laurent and the nomination of Bernard Hours to its board of directors, and the withdrawal of Jean-René Buisson and Jean Gandois from its board of directors.

Paris, February 10, 2005

Two new Directors join GROUPE DANONE Board

Paris, February 11, 2005 — Meeting on February 10, 2005, the Board of Directors of Groupe Danone co-opted Mr. Jean Laurent to the position of independent Director and decided to put a proposal to the next General Meeting of Shareholders for the appointment of Mr. Bernard Hours as a Director.

•	Jean Laurent, aged 60, is Chief Executive Officer of Crédit Agricole SA and Chairman of Crédit Lyonnais.

•	Bernard Hours, aged 48, joined Groupe Danone in 1985 and has been Executive Vice President, Fresh Dairy Products, since 2001. He had previously headed Danone Hungary, Danone Germany and LU France.

These appointments are in connection with the departure of Mr. Jérôme Seydoux and Mr. Jean Gandois, who have decided to withdraw from the Groupe Danone Board of Directors.

•	A member of the Board since 1970, Jérôme Seydoux resigned from the Board for personal reasons with effect from the close of the meeting of February 10, 2005.

•	Jean Gandois, a Director since 1981 and Chairman of the Audit Committee, has indicated that he will not apply for the renewal of his term of office, which expires with the Annual General Meeting in April.

Considering this, the Board of Directors appointed Mr. Benoît Potier to replace Mr. Gandois as Chairman of the Audit Committee.

•	Benoît Potier, aged 47, is Chairman of the Management Board of Air Liquide and has been an independent Director of Groupe Danone since April 2003.

The Board of Directors expressed unanimous gratitude for the decisive contributions of Mr. Seydoux and Mr. Gandois to the worldwide development of Groupe Danone.

Franck Riboud, Chairman and Chief Executive Officer, stated: “Groupe Danone owes a great deal to Jean Gandois and Jérôme Seydoux. Whatever the circumstances, particularly in taking important strategic decisions, I have been able to rely on the advice and support of these two outstanding business leaders, whose experience and expertise have provided invaluable guidance.”

For more information:

Corporate Communications : 33 (0)1 44 35 20 75 - Investor Relations : 33 (0)1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris : Fax : 33 (0)1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 11, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer